                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For the month of November , 2000
                                        ----------


                           FANTOM TECHNOLOGIES INC.
             ----------------------------------------------------
                (Translation of registrant's name into English)


                               1110 Hansler Road
                       Welland, Ontario, Canada L3B 5S1
             -----------------------------------------------------
                   (Address of principal executive offices)


                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F          X                   Form 40-F
                         ----------                               -----------

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                         No            X
                      -------                                   -----------


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-___________

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     FANTOM TECHNOLOGIES INC.



Date:  November 17, 2000                             by: /s/ Walter J. Palmer
                                                         ----------------------
                                                          Walter J. Palmer
                                                          Secretary

                                   Item List



1.       Annual Information Form dated November 15, 2000

                           FANTOM TECHNOLOGIES INC.

                                     2000

                            ANNUAL INFORMATION FORM




                                NOVEMBER 15, 2000

                               TABLE OF CONTENTS

                                                                    Page
                                                                    ----


 Documents Incorporated by Reference...................................3


 INCORPORATION.........................................................3


 GENERAL DEVELOPMENT OF THE BUSINESS...................................3


 NARRATIVE DESCRIPTION OF THE BUSINESS.................................5

         Products .....................................................5
         Raw Materials and Suppliers...................................7
         Dual-Cyclonic Technology......................................7
         Employees.....................................................9
         Customer Concentration....................................... 9
         Sales Data...................................................10
         Sales and Marketing..........................................10
         Research and Development.....................................11
         Counter-Top Microbiological Water Procesor...................12
         "Wireless" Vacuum Cleaner....................................13
         Power-Control Technology.....................................13
         Universal Thermal Energy Cell................................13
         Industry Overview............................................13
         Business Strategies..........................................14
         Property.....................................................15
         Risk Factors and Cautionary Statements.......................15

SELECTED CONSOLIDATED FINANCIAL INFORMATION...........................17


 MANAGEMENT'S DISCUSSION AND ANALYSIS.................................20


 MARKET FOR SECURITIES................................................20


 DIRECTORS AND OFFICERS...............................................21

          Board of Directors..........................................22
          Board Committees............................................23

 ADDITIONAL INFORMATION...............................................24

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents are incorporated by reference in this 2000 Annual Information Form of Fantom Technologies Inc.:

       . Management's Discussion and Analysis found on pages 16 to 21 of the 2000 Annual Report of Fantom Technologies Inc.

       . The Consolidated Financial Statements and Auditors' Report to the Shareholders found on pages 22 to 31 of the 2000 Annual Report of Fantom Technologies Inc.

     All dollar amounts herein are expressed in Canadian dollars. On November 15, 2000, the exchange rate based on the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was approximately Cdn.$0.64 per U.S.$1.00.


                                  INCORPORATION

     Fantom Technologies Inc. (the "Company") was formed by articles of amalgamation on May 12, 1986 under the Business Corporations Act (Ontario). The articles of the Company were amended on May 1, 1997 to change the Company's name from its former name of Iona Appliances Inc. The Company has three operating subsidiaries: Fantom Technologies Direct, Inc., a wholly-owned subsidiary incorporated under the Business Corporations Act (Ontario); and Fantom Technologies U.S.A., Inc. and Fantom Technologies Intellectual Property, Inc., both wholly-owned subsidiaries incorporated under the General Corporation Law of the State of Delaware. The Company's registered and principal executive office is located at 1110 Hansler Road, Welland, Ontario, Canada L3B 5S1.

     The Company's fiscal year ends on June 30 of each year.


                       GENERAL DEVELOPMENT OF THE BUSINESS

     The Company was formed in 1986 as Iona Appliances Inc. and changed its name to Fantom Technologies Inc. on May 1, 1997.

     The Company, through predecessor companies, played an important role in developing the lightweight stick-vacuum business in Canada, with its products being merchandised by several leading Canadian retailers. A corded hand-held vacuum was also marketed by the Company commencing in the mid-1980's.

     Starting in 1986, the Company committed itself to developing new floor-care products based on patented, dual-cyclonic vacuuming technology, and to developing its business in both the United States and Canadian markets. In 1988, the Company introduced its first dual-cyclonic product, a carpet dry-cleaning machine called CAPTURE(R). (CAPTURE(R) is a trademark of Milliken Research Corporation.) In 1991, the Company introduced its second dual-cyclonic product, an upright vacuum cleaner called the FANTOM(R) vacuum. This product gave the Company its first entry into the mainstream, full-size, vacuum-cleaner market. In January 1996, the Company commenced marketing a new upright model of the FANTOM(R) vacuum called the FANTOM(R) FURY(R) vacuum. This is a smaller, lighter version of the original FANTOM(R) vacuum and has a lower retail price point. In March 1996, the Company began shipping a more powerful version of the original FANTOM(R) vacuum. This product is called the FANTOM(R) THUNDER(R) vacuum. In the Fall of 1997, the Company introduced a major line extension to the FANTOM(R) vacuum line. This product is a dual-cyclonic canister vacuum and is called the FANTOM(R) LIGHTNING(R) vacuum. In March 1999, the Company introduced a premium, upright dual-cyclonic vacuum, the FANTOM(R) CYCLONE XT(R) product. This vacuum commands the highest retail price among the line of FANTOM(R) uprights. The Company's most recent dual-cyclonic entry - the FANTOM(R) FURY(R) Limited Edition upright - was introduced in July 2000. It is an updated version of the original FANTOM(R) FURY(R) product.

     Currently, the Company's main products are its FANTOM(R) vacuums which the Company sells in two ways: (a) to various types of retailers, including mass merchants, catalogue and catalogue-showroom retailers, warehouse clubs, department stores, hardware stores, television shopping networks and independent vacuum dealers; and (b) to end-users through direct-response television and its Internet website. The independent vacuum dealers also serve as product repair centres. The Company uses a combination of its own sales personnel and manufacturers' representatives to call on accounts. It also has a small group of product trainers to instruct in-store sales personnel on the features and benefits of its products. In addition, the Company maintains a special toll-free call centre in its Welland, Ontario facility to handle inquiries that FANTOM(R) owners and potential purchasers have about its products. The Company has been focusing on maintaining distribution and sell-through of its FANTOM(R) vacuums in retail outlets, and has been relying on the consumer awareness generated by its direct-response television advertising, exposure on television shopping networks, and trade promotions, to drive retail sales in these accounts.

     With the introduction and promotion of its line of dual-cyclonic vacuums, the Company created a new market segment - the cyclonic-bagless segment - within the vacuum-cleaner category. Until the late 1990's, the Company's dual-cyclonic vacuums essentially constituted the only cyclonic-bagless upright or canister products available in retail stores in the United States and Canada. Commencing in the late 1990's, competing cyclonic-bagless products were introduced and, currently, virtually every major competitor is selling some form of cyclonic-bagless product. This has resulted in increased "clutter" at retail, greater perceived interchangeability of products, and pressure on the Company to reduce prices in order to remain competitive.

         To facilitate long-term growth, the Company has been pursuing a strategy of acquiring and developing new technologies, and developing new products based on such technologies, within the vacuum-cleaner, household water-treatment and other consumer-durable product categories. The Company has also committed itself to developing revenue streams outside of the United States and Canada by developing licensing and joint-venture opportunities.


                      NARRATIVE DESCRIPTION OF THE BUSINESS

Products

     The Company's principal product line currently consists of its full-size, upright and canister dual-cyclonic vacuum cleaners.

     Stick Vacuums. The Company, through predecessor companies, played an important role in developing the lightweight stick-vacuum business in Canada, with its products being merchandised by several leading Canadian retailers. These products were sold under the IONA(R), ELECTRIKBROOM(R) and SPEEDVAC(R) trademarks. With the development of the Company's dual-cyclonic products, coupled with increased competitive activity in the stick-vacuum segment, stick vacuums became increasingly less significant to the Company's operations and the product line was discontinued.

     Dual-Cyclonic Products. Starting in 1986, the Company committed itself to developing new cleaning products based on patented, dual-cyclonic vacuuming technology. The Company believes that this technology is significant for two reasons: (a) it eliminates the use of filter bags; and (b) it provides constant peak cleaning power versus the declining cleaning power often experienced with conventional vacuums using filter bags.

     In 1988, the Company introduced its first dual-cyclonic product, a carpet dry-cleaning machine called CAPTURE(R). The manufacturing of this product line was discontinued in 1997 due to low sales.

     In 1991, the Company introduced its second dual-cyclonic product, an upright vacuum cleaner called the FANTOM(R) vacuum. This product gave the Company its first entry into the mainstream, full-size, vacuum-cleaner market.

     In January 1996, the Company commenced marketing a new upright model of the FANTOM(R) vacuum called the FANTOM(R) FURY(R) vacuum. This is a smaller, lighter version of the original FANTOM(R) vacuum and has a lower retail price point. In March 1996, the Company began shipping a more powerful version of the original FANTOM(R) vacuum. This product is called the FANTOM(R) THUNDER(R) vacuum.

     Included among the current features of household models of the FANTOM(R) FURY(R) and FANTOM(R) THUNDER(R) vacuums are the following: (a) a 12-amp rating;
(b) a handle which detaches and becomes a cleaning wand; (c) a 4:1 stretch, steel reinforced hose; (d) a HEPA filter certified by its manufacturer; (e) on-board attachments; (f) one or two headlights; (g) a quick release, see-through bin designed for convenient emptying; (h) a height adjustment dial; and (i) a two-year limited warranty.

     In the Fall of 1997, the Company introduced a major line extension to the FANTOM(R) vacuum line in the United States and Canada. This product is a dual-cyclonic canister vacuum and is called the FANTOM(R) LIGHTNING(R) vacuum. Included among the standard features of the FANTOM(R) LIGHTNING(R) canister are the following: (a) a unique STAIRHUGGER(R) feature which allows the machine to sit firmly on steps while the user vacuums stairs; (b) a 12-amp rating; (c) a 6-foot, electrified hose and metal wand, which attaches to a powerhead that features a rotating brush for cleaning carpets; the rotating brush can be turned off for cleaning bare floors; (d) an electronic system in the powerhead that turns the rotating brush off and prevents the drive belt from breaking, should the rotating brush become jammed; (e) a HEPA filter certified by its manufacturer; (f) a retractable power cord; (g) on-board attachments; (h) an ergonomically designed handle at the end of the metal wand; (i) an easily released, see-through bin designed for convenient emptying; (j) a height adjustment dial; (k) 360(Degree) swiveling hose attachments; and (l) a two-year limited warranty.

     In March 1999, the Company introduced a premium, dual-cyclonic upright, the FANTOM(R) CYCLONE XT(R) vacuum. This product, in addition to having the standard features found on the FANTOM(R) FURY(R) and FANTOM(R) THUNDER(R) uprights, incorporates two motors, one to rotate the brush and a second to create airflow, thereby improving the vacuum's cleaning performance through specialization of tasks. Importantly, the brush motor automatically shuts off when an object jams the brush, thus saving the belt from breaking; it also shuts off when the vacuum is in the upright position, thus saving wear and tear on the carpet as the user cleans with the wand. It has an improved air path, a more ergonomically positioned handle, a re-designed collection bin and a tool compartment at the top of the vacuum.

     The Company's most recent dual-cyclonic entry, the FANTOM(R) FURY(R) Limited Edition vacuum, was introduced in July 2000. This product is an updated version of the original FANTOM(R) FURY(R) vacuum and features new styling and a new above-floor cleaning system that incorporates a telescopic wand.

     Until the Fall of 1993, the main marketing effort behind the household models of the Company's dual-cyclonic products was to sell them to retailers in the United States and Canada, which retailers typically had trained floor-sales personnel to demonstrate the products to consumers or catalogues in which to present them. This effort was hampered by a marketplace which became increasingly competitive and which forced several retailers to reduce their trained floor sales personnel, a resource which the Company needed to demonstrate effectively the features and benefits of its products. In response, the Company developed a communications strategy for its FANTOM(R) vacuum aimed at significantly building consumer awareness and expanding retail distribution. This strategy utilized infomercials, a television format which lends itself to demonstrating the features and benefits of the Company's products.

     In the Fall of 1993, the Company commenced airing a 30-minute direct-response TV infomercial on U.S. television for its FANTOM(R) vacuum. No similar media was purchased in Canada due to regulatory restrictions on the airing of full-motion, long-form commercials. In February 1995, the Company commenced airing short-form (60-second and 120-second) direct-response TV spots in the U.S. to supplement its 30-minute infomercial. In February 1996, the Company commenced airing in the U.S. a new 30-minute TV infomercial for its FANTOM(R) FURY(R) vacuum and, in March 1996, new short-form (60-second and 120-second) TV spots for this product. In March 1996, the Company commenced airing in Canada the TV infomercial and short-form TV spots for its FANTOM(R) FURY(R) vacuum; this followed the easing of regulatory restrictions on the airing of full-motion, long-form commercials in Canada. Additional long-form (30-minute) and short-form (30-second, 60-second and 120-second) direct-response TV commercials were developed and aired in subsequent years in the United States and Canada for the various models of the Company's line of dual-cyclonic vacuums. While direct-response television advertising has remained an important component of the Company's promotional mix since the Fall of 1993, the Company has recently reduced advertising expenditures as part of its tactical plan to contend with lower margins and sales volumes resulting from heightened competition.

     Sales of dual-cyclonic products (including spare parts and accessories) through all channels of distribution amounted to $207.6 million in fiscal 2000 compared with $242.0 million in fiscal 1999 and $176.0 million in fiscal 1998, with over 87% of such sales being to customers in the United States in fiscal 2000 and over 90% in the previous two fiscal years. Direct-response television sales in fiscal 2000 were $9.7 million compared to $12.2 million in fiscal 1999 and $16.4 million in fiscal 1998. See "Management's Discussion and Analysis".

Raw Materials and Suppliers

     The Company currently conducts product assembly operations at its Welland, Ontario facility and at a facility in West Columbia, South Carolina, which commenced operations in June 1998. The Company relies on a number of different vendors to satisfy its plastic injection-moulding needs. With the exception of motors, the raw materials and components used by the Company in its manufacturing operations are readily available from a number of Canadian, United States and offshore suppliers. The Company is dependent on two suppliers for its main suction motors. The Company does not have any formal agreement with either of such suppliers regarding the Company's purchase of motors. The Company believes it has an excellent relationship with both of such suppliers and has not experienced any significant quality or supply problems during its relationships with them. Nevertheless, the Company's inability to acquire the type and number of motors needed to satisfy demand for its products could have a material adverse effect on the Company's financial condition and results of operations.

Dual-Cyclonic Technology

     The Company's upright and canister vacuum cleaners are based on patented dual-cyclonic technology which the Company licenses from Prototypes Limited and Notetry Limited (collectively, the "Licensor") and is protected by several patents in the United States and Canada, including (without limitation) United States Patent Nos.: 4,593,429; 4,826,515; 4,853,008; 4,853,011; 5,078,761;
5,160,356; 5,558,697; 5,755,007; and D382,679; and Canadian Patent Nos.:
1,182,613; 1,241,158; 1,321,960; and 2,056,161. The dual-cyclonic technology involves two cyclones, one inside the other, through which air whirls in sequence to separate dirt from the air stream instead of forcing it through a traditional filter bag. Larger dirt particles are separated from the air stream by being hurled to the edge of the outer cyclone and smaller dirt particles are separated from the air stream by being hurled to the edge of the inner cyclone.

     The Company has entered into a series of technology-transfer agreements with the Licensor pursuant to which the Company has the exclusive right (except for the Amway Corporation ("Amway") license discussed below) to sell upright, canister and back-pack vacuum-cleaning devices utilizing the dual-cyclonic technology in the United States and Canada. The Company also has the non-exclusive right to manufacture upright, canister and back-pack vacuum-cleaning devices utilizing the dual-cyclonic technology in the United States, Canada and other countries, not including Japan. The Company agreed in 1998 to the termination of its right to manufacture and sell upright dry-powder carpet shampooers utilizing the dual-cyclonic technology.

     The Company's right to continue using the dual-cyclonic technology is subject to the continued performance of its obligations under the various technology transfer agreements, which include an on-going obligation to pay royalties based upon a fixed percentage of sales of products utilizing the dual-cyclonic technology. The Company must pay a minimum annual royalty in order to preserve the exclusive nature of its rights to use the dual-cyclonic technology. Other than the Company's obligation to make royalty payments and submit periodic reports to the Licensor substantiating the basis for such royalty payments, the Company has no other material on-going obligations under the technology transfer agreements. In the absence of the Company's bankruptcy or a default by the Company in the performance of its obligations under the technology transfer agreements, the licensing arrangements may not be terminated by the Licensor and continue in effect until the last of the patents covered by the agreements expires. The Company's obligations under the technology-transfer agreements expire upon the expiration of the various agreements.

     Many of the patents which the Company licenses have been in existence for over ten years, during which time the Licensor and the Company have diligently protected their rights in and to the dual-cyclonic technology. As part of a comprehensive settlement with Amway in 1991 arising out of various legal proceedings relating to the dual-cyclonic technology, Amway was granted the perpetual right to manufacture and sell upright vacuum cleaners utilizing the dual-cyclonic technology in the United States and Canada for household use only. Amway has an on-going obligation to pay royalties on sales of dual-cyclonic products based upon a fixed percentage of Amway's regularly listed selling price to its distributors. Amway may market and sell dual-cyclonic products only through Amway's private-party distributors and direct-mail catalogues, but by no other means. Due to the significant limitations imposed on Amway's ability to market and sell products utilizing the dual-cyclonic technology, the Company does not believe that Amway's right to use the dual-cyclonic technology will have a material adverse effect on the Company's financial condition and results of operations. The Company believes that, to date, Amway's sales of dual-cyclonic upright vacuum cleaners in each of the United States and Canada have not constituted a significant percentage of the total upright vacuum cleaners sold in either such country.

     The loss of the Company's right to use and exploit the dual-cyclonic technology for vacuum cleaning devices could have a material adverse effect on the Company's financial condition and results of operations.

     Because of market recognition achieved by the Company's cyclonic-bagless technology, most of the Company's competitors have now introduced new products which compete with the Company's products and utilize a form of cyclonic action. As a result of this competition, the Company is no longer able to distinguish its products to consumers to the same extent it could prior to the introduction of competing cyclonic-bagless products. This has had a material adverse effect on the Company's sales and net income.

     The patents which the Company licenses for use with its dual-cyclonic products have been issued to the Licensor over a number of years. The first to expire of the basic patents in the United States for the dual-cyclonic technology does not expire until June 10, 2003, assuming that all necessary renewal fees are paid and such patent is not invalidated by court action prior to such time. As the patents expire, the ability of competitors to develop products which are more functionally similar to the Company's dual-cyclonic products will be enhanced. The Company is uncertain what effect the expiry of the licensed patents will have on its future sales and net income.

Employees

     The Company had approximately 441 employees as of June 30, 2000. Of these employees, 72%, 17%, 10% and 1% were engaged in production, marketing/sales, administration and engineering, respectively. As of June 30, 2000, approximately 53% of the employees in the Company's Welland, Ontario manufacturing facility were unionized and were members of The United Steel Workers of America (the "Union"). The Company has an agreement with the Union which expires March 31, 2003. The Company's relationship with the Union has been satisfactory and uneventful, except for a week-long strike in December 1993. The strike occurred after the Union had rejected the Company's first contract offer. Any significant labour disruption could have a material adverse effect on the Company's ability to manufacture products and accordingly could have a material adverse effect on its financial position and resources and a long-term material adverse effect on its sales.

Customer Concentration

     Over the last few years, a small number of retailers have accounted for a significant portion of the Company's total sales. In fiscal 2000, five customers accounted for 48.6% of the Company's revenue. In fiscal 1999, the same five customers accounted for 43.4% of the Company's revenue. One specific customer accounted for 16% and 23% of sales in fiscal 2000 and fiscal 1999, respectively.

Sales Data

                                                                         Fiscal Year Ended June 30
                                                                        -----------------------------
                                                                        2000         1999        1998
                                                                        ----         ----        ----
                                                                                 (in dollars)
Total sales                                                          207,646,115  242,045,457 177,585,454

Sales by method of distribution

                  Via direct-response television and the Internet      9,670,209   12,249,642  16,441,591
                  To retailers and distributors                      197,975,906  229,795,815 161,143,863

Sales by territory

Canada            Total                                               25,753,313   22,830,933  12,178,219
                  Dual-cyclonic and related products                  25,760,718   22,707,089  10,550,894
                  All other                                              (7,405)      123,844   1,627,325

United States     Total                                              181,892,802  219,214,524 165,407,235
                  Dual-cyclonic and related products                 181,892,802  219,214,524 165,407,235

Sales of dual-cyclonic and related products
                  Total                                              207,653,520  241,921,613 175,958,129
                  Fantom(R)vacuums                                   207,621,420  241,489,013 175,681,451
                      Via direct-response television and the Internet  9,670,209   12,249,642  16,441,591
                      To retailers and distributors                  197,951,211  229,239,371 159,239,860
                  Capture(R)carpet shampooer and related products         32,100      432,600     276,678

Sales and Marketing

     The Company's main products are its FANTOM(R) vacuums which the Company sells in two ways: (a) to various types of retailers, including mass merchants, catalogue and catalogue-showroom retailers, warehouse clubs, department stores, hardware stores, television shopping networks and independent vacuum dealers; and (b) to end-users through direct-response television and its Internet website. The independent vacuum dealers also serve as product repair centres. The Company uses a combination of its own sales personnel and manufacturers' representatives to call on accounts. It also has a small group of product trainers to instruct in-store sales personnel on the features and benefits of its products. In addition, the Company maintains a special toll-free call centre in its Welland, Ontario facility to handle inquiries that FANTOM(R) owners and potential purchasers have about its products. The Company has been focusing on maintaining distribution and sell-through of its FANTOM(R) vacuums in retail outlets, and has been relying on the consumer awareness generated by its direct-response television advertising, exposure on television shopping networks, and trade promotions, to drive retail sales in these accounts.

     The Company's FANTOM(R)vacuums are currently listed in the United States by prominent retailers including Ames Department Stores, Inc.; Best Buy Co. Inc.; Consolidated Stores Corp.; Costco Wholesale Inc.; Fingerhut Companies Inc.; Fred Meyer, Inc.; Home Shopping Network Inc.; JC Penney Company, Inc.; Kmart Corporation; Kohl's Department Stores; Lowe's Companies, Inc.; Meijer, Inc.; Service Merchandise Company, Inc.; Shopko Stores Inc.; Spiegel, Inc.; Target Stores and Wal-Mart Stores, Inc. In Canada, the FANTOM(R) vacuums are listed by The Bay; Canadian Tire Corporation, Limited; Costco Canada Inc.; Costco Wholesale Corporation; Future Shop Ltd.; Home Hardware Stores Ltd.; The Shopping Channel; Wal-Mart Canada, Inc. and Zellers Inc. The Company's products are also sold by several hundred independent vacuum dealers across the United States and Canada.

     In addition to the above channels of distribution, during fiscal 2000 the Company entered into transactions with a barter and media company. The transactions principally consisted of the sale of refurbished vacuum cleaners for a combination of cash and barter credits.

Research and Development

     The Company has entered into arrangements with Omachron Technologies, Inc. ("Omachron") covering the acquisition and development of a number of technologies for various household appliances and other consumer and commercial products. The principal scientists of Omachron have been working together for almost two decades on a wide range of civilian and non-civilian projects, many of which have direct application to consumer products. The Company is combining its expertise in product design, engineering, manufacturing and marketing with Omachron's broad scientific knowledge for the purpose of developing innovative new products with ground-breaking technologies. Eighty-six patent applications have been filed for technologies the

Company is either acquiring or exclusively licensing through its association with Omachron. Of these, twenty-four have been allowed by the United States patent office.

     Pursuant to the agreements entered into during the last three years, the Company has rights to certain proprietary technology on a worldwide basis and will be evaluating opportunities for marketing products and licensing technology and products internationally. The Company believes the technologies it is developing and acquiring are significant and that this could lead to substantial business growth. Due to the uncertainties associated with the development of the various technologies and the marketing of products that would incorporate them, the Company is unable to estimate with any reasonable degree of accuracy the impact on results of operations.

     Research and development spending in fiscal 2000 totaled $7.0 million, net of research and development tax credits of $0.5 million. Of the total spending, $2.7 million was capitalized, net of research and development tax credits of $0.1 million, and was mainly for various technologies that were acquired, industrial designs for a number of new products under development, and patent applications for new technologies and products. Additions to deferred costs totaled $2.1 million, net of research and development tax credits of $0.3 million, and consisted mainly of expenditures related to the Company's new microbiological water processor and "wireless" floor-care product. Amounts expensed were $2.2 million, net of $0.1 million of research and development tax credits, and were mainly for research and development staff and materials.

     The Company intends to spend significant amounts on research and development over at least the next three years, with expenditures expected to be not less than $5 million per year. In addition, depending on the speed with which new products are developed, it could spend as much as $20 million in any given year for tooling, manufacturing equipment and pre-launch marketing activities and materials. The Company has been financing the capital expenditures and working capital requirements for these projects from its line of credit with a Canadian chartered bank. The Company believes that its cash flow from operations together with its borrowing arrangements with a Canadian chartered bank will be sufficient to provide for its product development programs in the floor-care and water-treatment fields. The Company is also developing a new universal thermal energy cell and is uncertain as to what its capital requirements will be to commercialize this technology and whether it will be able to satisfy its financing requirements for commercialization from its current line of credit.

Counter-Top Microbiological Water Processor

     In early 2001, the Company plans to launch a counter-top, microbiological water-treatment appliance, the CALYPSO(TM) Microbiological Water Processor, the first of a line of water-treatment products planned for the Company. The kitchen counter-top unit is designed to kill microorganisms such as Giardia, E. coli and Cryptosporidium, all of which can seriously affect the health of people who have weakened immune systems; to reduce heavy metals such as mercury and lead as well as oils, fats, grease, pesticides, herbicides, chlorine and other trace impurities; and to eliminate a wide range of volatile organic compounds like benzene, atrazine, trihalomethanes and 2,4-D. The product leaves in fluoride as well as minerals such as calcium, magnesium and potassium. It incorporates a computer-controlled monitoring system to check various aspects of its operation and to provide information to users regarding the status of the system.

     The Microbiological Water Processor utilizes ozone to kill micro-organisms as well as a custom-formulated carbon-block filter to remove many other contaminants. The Company's technological developments enable relatively strong concentrations of ozone to be produced in small, low-cost embodiments with small energy inputs.

     The Company plans to sell the water processor to many of the retailers that purchase its existing floor-care products and to build consumer awareness and demand at retail using direct-response television advertising, exposure on television shopping networks, and public-relations programs.

     In order to support certain performance claims the Company wishes to attach to the CALYPSO(TM) product, such performance claims must be substantiated by independent testing. In addition, in order sell the CALYPSO(TM) product in certain states in the United States, the Company must receive certification for the product from such states. Any delay in successfully completing independent testing or in obtaining certification from those states that require such certification will have an adverse effect on distribution and sales of the product.

     The Company expects that it can develop international licensing and joint-venture opportunities for the CALYPSO(TM) product and ozone technology employed in such product. The Company recently signed a letter of intent with Matsushita Seiko Co., Ltd of Japan to license Matsushita Seiko to manufacture and market Fantom's CALYPSO(TM) Microbiological Water Processor in the Far East and to utilize Fantom's ozone technology in humidifiers in the Far East. The license is subject to further evaluation of the CALYPSO(TM) product and ozone technology by Matsushita Seiko and completion of a definitive agreement.

"Wireless" Vacuum Cleaner

     The Company plans to introduce a full-power "wireless" vacuum cleaner in mid-calendar 2001. This product is designed to provide performance similar to that of top-of-the-line corded vacuums, to operate for up to about an hour before its energy system needs to be regenerated, and to be quiet during use. The product is expected to compete in a retail price segment higher than that of the Company's dual-cyclonic vacuums.

Power-Control Technology

     The Company has developed power-control technology for use with its "wireless" vacuum and other household appliances. The power-control technology transfers energy in the form of a specially-tuned electronic signal, called a "pulse-train", that is neither alternating nor direct current. It is designed to reduce the power requirements of electromechanical systems as well as extend the output and reduce the recharging time of batteries. The Company believes that, over time, this might enable many cordless products to perform more equivalently to traditional plug-ins. The Company has acquired exclusive rights to the power-control technology for a range of consumer products and plans to incorporate the technology into its own product lines and to offer licenses to allow the technology to be used by other companies.

Universal Thermal Energy Cell

     The Company is developing a universal thermal energy cell that it believes employs several novel concepts that could enable it to operate efficiently as an electrical generator or as a heat pump. Potential applications span a broad spectrum of household products including small appliances such as vacuum cleaners, lawn mowers and leaf blowers. Additional uses may include portable power generators; portable light emitters; gas-fired furnaces; and air conditioning, refrigeration, freezing and cryo-cooling systems.

Industry Overview

     The electric floor-care industry is highly competitive and has several product segments including canisters, uprights, stick vacuums, hand-held vacuums, extractors and wet/dry vacuums. Products are sold in a variety of retail outlets, on a door-to-door basis and through television shopping networks and various direct-response formats.

     Industry shipments of full-size vacuums (canister, upright and stick vacuums) within the United States in calendar 1999, as estimated by the Vacuum Cleaner Manufacturers Association, were 18.0 million units compared with 16.3 million units for 1998 and 15.7 million units for 1997. Shipments of upright vacuums in 1999 were 12.7 million units compared with 11.3 million units for 1998 and 10.8 million units for 1997. Shipments of canister vacuums in 1999 were
1.7 million units compared with 1.7 million units for 1998 and 1.6 million units for 1997. The Canadian market for full-size vacuums is estimated by the Vacuum Cleaner Manufacturers Association to be approximately 6% of the size of the U.S. market.

     The Company is aware of several major competitors in the United States and Canada, including Bissell Inc.; Eureka Co.; Hoover Company; Matsushita Electric Works, Ltd.; and Royal Appliance Mfg. Co. Of these major competitors, Eureka Co., Hoover Company and Royal Appliance Mfg. Co. all have forms of cyclonic-bagless vacuums that compete directly with the Company's line of dual-cyclonic vacuums. These companies, as well as others, are expected to introduce further new products that will compete with those of the Company. The introduction of competitive cyclonic-bagless products had a significant negative impact on sales of the Company's dual-cyclonic products during fiscal 2000. The Company is uncertain as to the extent of the negative impact these and other new products will have on its sales and net income in future periods.

Business Strategies

     During the next 12 months the Company intends to focus on:

 1) introducing enhancements to its existing product line including new models, aesthetics and features;

 2)  introducing a new "wireless" floor-care product;

 3)  introducing the new CALYPSO(TM) Microbiological Water Processor;

 4) building awareness and demand for its existing products and new products by employing direct-response television advertising in long-form and short-form formats, by gaining exposure on television shopping networks, by securing trade promotions and by engaging in public-relations programs;

 5) further developing its universal thermal energy cell so that its performance characteristics can be assessed by third parties and its commercial viability evaluated;

 6)  pursuing international licensing and joint-venture opportunities; and

 7)  continuing to develop other new products.

Property

     The Company's main manufacturing operations and administrative offices are located at a facility which it owns in Welland, Ontario, Canada. The facility is situated on approximately 53 acres of land, and is subject to a mortgage in favour of a Canadian chartered bank. The Welland, Ontario facility was constructed in 1973 and has approximately 79,000 square feet of factory space and 12,000 square feet of office space. In June 1998, the Company commenced manufacturing operations at a leased facility in West Columbia, South Carolina which has approximately 35,000 square feet of factory space. The lease of the West Columbia facility was renewed in September 2000 for five years.

     All of the Company's appliances are currently made at its Welland, Ontario or West Columbia, South Carolina facilities. The Company believes these two current production facilities, as presently configured, are suitable for an annual sales volume in excess of $325 million. Based upon annual capacity of $325 million and the Company's total sales of $207 million for the fiscal year ended June 30, 2000, the Company's production facilities were 64% utilized during such period.

     The Company leases a small sales office in Toronto, Ontario which houses marketing and sales personnel. The present lease of the Toronto sales office expires in 2004.

     The Company also leases offices and laboratory space in Hampton, Ontario which it utilizes for its research and development activities in conjunction with Omachron.

Risk Factors and Cautionary Statements

     This Annual Information Form contains statements which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934, as amended. In addition, the Company and persons acting on its behalf from time to time make statements which contain such forward-looking statements. The Company cautions that all such forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, among others, the following:

     Dependence upon Suppliers

     The Company's ability to manufacture products to meet customer demand is dependent upon the timely availability from suppliers of components and raw materials. In particular, the Company relies on only two suppliers of the main suction motors used in the manufacturing of its products. While the Company believes it has excellent relationships with both suppliers and has not experienced any significant quality or supply problems during such relationships, the Company does not have any formal agreement with either supplier regarding the Company's purchase of motors. The Company's inability to acquire the type and amount of motors needed to satisfy demand for its products could have a material adverse effect on the Company's ability to manufacture products and accordingly have a material adverse effect on its financial condition and results of operations.

     Dependence on Patents

     The Company's current products are based on patented dual-cyclonic technology which the Company licenses from a third party and which is protected by several registered patents in the United States and Canada. The Company's right to continue to use the technology is dependent upon the Company meeting certain obligations under the various agreements with the third party licensor. The loss of the Company's right to use and exploit the dual-cyclonic technology could have a material adverse effect on the Company's financial condition and results of operations.

     The Company's upcoming products, including the CALYPSO(TM) Microbiological Water Processor and "wireless" vacuum, are protected by proprietary technologies which the Company has acquired or exclusively licensed from a third party. The Company's ability to capitalize on these proprietary technologies depends on the extent to which patent protection can be obtained for them. In addition, the continued right to use the technologies requires the Company to meet certain obligations under its various agreements. The inability of the Company to obtain patent protection or the loss of the Company's right to use and exploit the various technologies could have a material adverse effect on the Company's financial condition and results of operations.

     Competition

     The electric floor-care industry is highly competitive and the Company's competitors have introduced a number of new cyclonic-bagless products that compete directly with the Company's products. In the Company's fiscal 2000 year, this heightened competition caused the Company to reduce prices for its products and to experience a decline in sales. This had a significant negative impact on the Company's results of operations. The Company's future success will depend in large part upon its ability to assess the future market potential for products in a rapidly changing environment in order that its products continue to be in demand by consumers.

     Customer Concentration

     Over the last few years, a small number of retailers have accounted for a significant portion of the Company's total sales. While the Company continues to have good relationships with such customers, there is no guarantee that these relationships will last or that it will be able to maintain listings for its products with such customers. The loss of listings with key customers could have a significant negative effect on the Company's sales and results of operations. In addition, a significant number of retailers in the North American retail industry have experienced financial difficulties during the last few years. In light of these difficulties and the Company's concentration of customers, the Company would be at risk if any major customer of the Company at any time became unable to pay its accounts receivable to the Company, to the extent such accounts receivable were not covered by insurance. Any such failure to pay could have both an immediate effect on the Company's financial position and resources and a long-term effect on its sales.

     New Technologies and Products

     The development of new products, in particular products based upon new technologies which have not previously been incorporated into commercial products, is time-consuming and risky. Taking an invention or innovative concept from the theoretical stage through to a working model and then to a marketable product capable of being manufactured at a commercially viable price is often not possible and can regularly involve unanticipated costs and time delays. This process can be further complicated by the need to obtain any required regulatory approvals.

     The Company is highly dependent on a small number of scientists, and in particular one chief scientist, to direct research activities for the development of new technologies and product embodiments based on such technologies. The loss of availability of the chief scientist could have a material adverse effect on the Company's outlook and future results of operations.

     Impact of Exchange Rate Fluctuations

     The Company publishes its financial statements in Canadian dollars, but is a U.S. dollar generator. Therefore, the level of the Canadian dollar relative to the U.S. dollar has a direct effect on its profitability. In order to protect its earnings against adverse movement in the exchange rate between Canadian and U.S. dollars, the Company has, since November 1995, entered into foreign exchange contracts to reduce the exposure resulting from a strengthening in the Canadian dollar relative to the U.S. dollar. Based on the Company's fiscal 2000 results, a rise in value of the Canadian dollar of one cent, without the protection of hedging, would materially adversely affect net income by approximately $0.4 million.

     Banking Covenants

     The Company is currently in the process of renegotiating its banking arrangements and expects the new arrangements will provide appropriate levels of financing on acceptable terms and conditions. The loss of banking support could have an immediate adverse effect on the Company's financial position and outlook.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following tables provide a summary of certain financial information for fiscal years 1996 through 2000. The selected financial data set forth below as of June 30, 2000, 1999, 1998, 1997 and 1996 have been derived from the Company's audited consolidated financial statements which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The information presented below should be read in conjunction with the "Consolidated Financial Statements" and related Notes thereto and "Management's Discussion and Analysis" incorporated by reference in this Annual Information Form.

Consolidated Statement of Operations Data (Canadian GAAP)

                                                          Fiscal Year Ended June 30,
                                 -----------------------------------------------------------------------------
                                      2000            1999            1998           1997           1996
                                      ----            ----            ----           ----           ----
Sales and Other Income              $207,646,115   $242,045,457    $177,585,454   $150,213,517    $98,428,527
Cost of Goods Sold                   135,507,033    155,492,659     113,661,329     96,246,860     66,586,407
                                   -------------  -------------    ------------   ------------    -----------
                                      72,139,082     86,552,798      63,924,125     53,966,657     31,842,120

Selling, General and
  Administrative Expenses             66,793,648     63,116,152      47,675,507     41,999,459     25,409,225
Research and Development               2,212,574      1,359,072         --              --             --
Finance Charges                        (152,140)       (75,826)          48,527        464,595        718,045
                                  --------------  -------------    ------------   ------------    -----------
                                      68,854,082     64,399,398      47,724,034     42,464,054     26,127,270

Income Before Taxes                    3,285,000     22,153,400      16,200,091     11,502,603      5,714,850

Income Taxes                           1,230,000      7,971,000       5,882,564      4,142,000        504,200

Net Income                            $2,055,000    $14,182,400     $10,317,527     $7,360,603     $5,210,650

Net Income Per Share                       $0.23          $1.58           $1.18          $0.88          $0.72

Net Income Per Share -
  Fully Diluted                                -          $1.51           $1.11          $0.86          $0.69

Consolidated Balance Sheet Data (Canadian GAAP)

                                                          Fiscal Year Ended June 30,
                                 ------------------------------------------------------------------------------
                                      2000            1999            1998            1997           1996
                                      ----            ----            ----            ----           ----
Total Assets                       $104,037,994     $98,796,105     $83,465,157     $60,760,190    $42,666,839

Long-term Debt                         --              --               $15,098        $238,273       $378,710

Shareholders' Equity                $60,342,395     $59,066,197     $45,013,222     $34,420,695    $19,959,472


Quarterly Financial Data

                                                            Fiscal Year Ended June 30, 2000
                                           -------------------------------------------------------------------
                                             First Quarter   Second Quarter    Third Quarter   Fourth Quarter
                                             -------------   --------------    -------------   --------------
Sales and Other Income                         $57,044,537      $60,920,152      $57,356,592      $32,324,834

Basic Earnings Per Share:

    Net Income                                  $3,405,530       $3,504,675       $1,632,552     $(6,487,757)

    Shares                                       9,046,119        9,098,008        9,099,181        9,126,122

    Basic Earnings Per Share                        $ 0.38           $ 0.39           $ 0.18         $ (0.71)

Fully Diluted Earnings Per Share:

    Net Income - Adjusted                       $3,460,640       $3,559,176       $1,721,241              N/A

    Shares - Fully Diluted                       9,657,891        9,675,608        9,785,608              N/A

    Fully Diluted Earnings Per Share               $  0.36           $ 0.37           $ 0.18              N/A


                                                            Fiscal Year Ended June 30, 1999
                                           -------------------------------------------------------------------
                                            First Quarter    Second Quarter    Third Quarter   Fourth Quarter
                                            ------------     --------------    -------------   --------------
Sales and Other Income                        $55,114,160       $60,005,350      $65,628,821      $61,297,126

Basic Earnings Per Share:

    Net Income                                 $3,273,056        $3,595,123       $3,985,901       $3,328,320

    Shares                                      8,972,809         9,003,108        9,008,802        9,017,751

    Basic Earnings Per Share                       $ 0.36            $ 0.40           $ 0.44           $ 0.37

Fully Diluted Earnings Per Share:

    Net Income - Adjusted                      $3,312,185        $3,642,367       $4,031,449       $3,369,824

    Shares - Fully Diluted                      9,423,760         9,538,108        9,535,608        9,535,608

    Fully Diluted Earnings Per Share              $  0.35            $ 0.38           $ 0.42           $ 0.35

     The Company commenced paying quarterly dividends in the first quarter of fiscal 1999 at the rate of $0.03 per share per quarter, and increased the amount of such dividends to $0.05 per share per quarter in the first quarter of fiscal 2000. The declaration and payment of dividends are at the sole discretion of the Board of Directors of the Company and depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. The ability of the Company to pay dividends is also subject to the Company fulfilling certain conditions with respect to its line of credit with a Canadian chartered bank. As a result, there can be no assurance that dividends will be declared, or as to the amount or timing of any dividends that are declared.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     Reference is made to the section entitled "Management's Discussion and Analysis" found on pages 16 to 21 of the Company's 2000 Annual Report, which section is incorporated herein by reference.

                              MARKET FOR SECURITIES

     The Company's common shares (the "Common Shares") are listed and posted for trading on The Toronto Stock Exchange (the "TSE") and the Nasdaq Stock Market ("Nasdaq"). The Common Shares commenced trading on the TSE on May 30, 1986, on the Nasdaq Small Cap Market on November 20, 1995 and on the Nasdaq National Market on March 18, 1996. The high and low sales prices for the Common Shares on the TSE during each quarter of the 2000 and 1999 fiscal years were as follows:

                                                     High                 Low
                                                     ----                 ---
                Fiscal year ended
                June 30, 2000
                -------------------------------

                Fourth Quarter                      $15.50               $10.85
                Third Quarter                       $21.50               $13.00
                Second Quarter                      $20.25               $14.75
                First Quarter                       $24.00               $16.95

                Fiscal year ended
                June 30, 1999
                -------------------------------

                Fourth Quarter                      $20.20               $14.80
                Third Quarter                       $19.25               $13.90
                Second Quarter                      $16.25               $11.00
                First Quarter                       $17.00               $10.75

         The volume of trading of the Common Shares on Nasdaq is, on average, a small percentage of the value of trading on the TSE.

                             DIRECTORS AND OFFICERS

    Name and Municipality                                                           Officer             Director
        of Residence                        Principal Occupation                  Since(1)(2)         Since(1)(2)
-------------------------------  -------------------------------------------  ------------------  ------------------
Arthur H. Crockett (3)              Corporate Director                                 --                 1984
Toronto, Ontario


Kenneth Kelman                      Director of the Company                            --                 1984
Toronto, Ontario

James D. Meekison                   Chairman, Trimin Capital Corp.                     --                 2000
Toronto, Ontario                    (public investment company)

Rikki Meggeson (3)                  Vice President, First Canada Financial            1999                1989
Toronto, Ontario                    Corporation Limited (private
                                    investment company)
                                    Chair of the Board of Directors

Allan D. Millman                    President and Chief Executive Officer             1984                1984
Toronto, Ontario

Walter J. Palmer(4)                 Partner, Fasken Martineau DuMoulin LLP            1996                1999
Toronto, Ontario                    (barristers and solicitors)


Alan Steinert Jr.                   Consultant                                         --                 1990
Cambridge, Massachusetts


Joseph H. Wright (3)                Managing Partner, Crosbie & Company                --                 2000
Toronto, Ontario                    Inc. (specialty investment bank)

Stephen J. Doorey                   Vice President, Finance and Chief                 1997                 --
Mississauga, Ontario                Financial Officer

Alan C. Hussey                      Senior Vice President and General                 1995                 --
Welland, Ontario                    Manager


Joseph A. Shillington               Vice President,                                   1996                 --
Welland, Ontario                    Information Technology

Paul F. Smith                       Vice President, Sales                             1997                 --
Oakville, Ontario

Norman V. Soler                     Vice President, Engineering                       1984                 --
Courtice, Ontario

Nick E. Varanakis                   Vice President, Sales                             1989                 --
Sandy, Utah, United States

Linda L. Watson                     Vice President,                                   1995                 --
Mississauga, Ontario                Marketing

Norman Wotherspoon                  Treasurer                                         1997                 --
St. Catharines, Ontario

Notes:
------

(1) All directors are elected and serve until the next annual meeting of shareholders or until their successors are elected or appointed. All executive officers of the Company serve at the pleasure of the Company's Board of Directors.

(2) Each director/officer has served as a director/officer of the Company and its predecessor continuously since the year set out opposite his/her name.

(3)  Member of the Audit Committee.

(4)  Mr. Palmer is Secretary of the Company.

     All of the directors have held the principal occupations identified above (or another position with the same or associated firms or organizations) for the past five years except Mr. Meekison, Mr. Steinert and Mr. Wright. Prior to July 1998, Mr. Meekison was the Chairman of Trimin Enterprises Inc., a public investment company, and occupied such position since 1991. From July 1996 until 1997, Mr. Steinert was a Special Assistant to the Secretary of the Executive Offices of Health and Human Services of the Commonwealth of Massachusetts. From October 1995 to July 1996, Mr. Steinert was the Chief of Staff of Health and Human Services of the Commonwealth of Massachusetts. Prior to October 1995, Mr. Steinert was the Undersecretary of Environmental Affairs of the Commonwealth of Massachusetts. Prior to October 1997, Mr. Wright was the President and Chief Executive Officer of Swiss Bank Corporation (Canada), a Schedule II bank under the Bank Act (Canada), and occupied such position since 1995.

     All of the officers who are not also directors have held their positions or other executive positions with the Company for the past five years with the exception of Stephen Doorey and Paul Smith. Prior to July 1996, Mr. Doorey was Vice President, Finance at Plasticap Inc. From July 1996 to April 1997, Mr. Smith was Vice President, Sales of Regent-Sheffield (Canada), Ltd. and prior to June 1996 he was National Sales Manager of Wiltshire Canada Inc.

     As at November 15, 2000, all directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 10.53% of the Common Shares.

Board of Directors

     The mandate of the Board of Directors (the "Board") is to oversee the conduct of the Company's business and each year approve its strategic plan with the objective of maximizing shareholder value in a manner which is consistent with good corporate citizenship, including fair treatment of the Company's employees, customers and suppliers.

     The Board is responsible for reviewing overall business risks and the Company's practices and policies for dealing with such risks. The Board approves the Company's annual budget, supervises the Company's management and approves major new product development programs and debt and equity financing.

     The Board also approves and revises, as appropriate, guidelines on corporate governance issues, and oversees the Company's communications policy which requires management to be available to shareholders to respond to questions and concerns and to report to the Board in such regard.

     The Chair of the Board is responsible for ensuring that the Board functions properly and independently of management. The Chair submits to the Corporate Governance Committee candidates for nomination to the Board, provides an orientation and education program for each new director, and recommends to the Board nominees to its Committees.

Board Committees

     Audit Committee

     The mandate of the Audit Committee is to review the Company's audited annual financial statements and to report on such statements to the Board before the statements are approved by the Board. To fulfil this responsibility, the Committee meets with the Company's auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company's internal financial controls.

     The Audit Committee assesses the principal risks which the Company faces and, where appropriate, proposes to the Board the implementation of risk-management systems. This Committee also overseas the integrity of the Company's internal control and management-information systems. In addition, the Audit Committee recommends to the Board the auditors to be appointed as the Company's auditors at each annual meeting.

     Compensation Committee

     The Compensation Committee reviews the Company's overall compensation philosophy, and corporate succession and development plans at the executive officer level. This Committee has been mandated to review the annual performance of the President and Chief Executive Officer and to make recommendations to the Board with respect to his or her remuneration. The Compensation Committee also reviews the adequacy and form of compensation of directors and oversees the operation of the Company's pension plans.

     Corporate Governance Committee

     The Corporate Governance Committee is responsible for developing the Company's approach to governance issues, including monitoring developments in corporate governance theory and practice, reviewing the mandates of the Board's Committees and recommending changes, and assisting in selecting the Chair of the Board.

     The Corporate Governance Committee also approves the engagement of outside advisers, at the request of individual directors, to advise on matters in relation to the Company. In addition, this Committee recommends nominees to the Board, from those submitted by the Chair of the Board.

                             ADDITIONAL INFORMATION

     The Company will provide to any person, upon request to the Secretary of the Company:

     (a) when securities of the Company are in the course of a distribution pursuant to a short-form prospectus or a preliminary short-form prospectus which has been filed in respect of a distribution of its securities,

          (i) one copy of this Annual Information Form together with one copy of any document or the pertinent pages of any document incorporated by reference herein,

          (ii) one copy of the consolidated financial statements of the Company in respect of its fiscal year ended June 30, 2000 together with the accompanying report of the auditors and one copy of any interim financial statements subsequent to the consolidated financial statements for the year ended June 30, 2000,

          (iii) one copy of the information circular of the Company in respect of the Annual Meeting of Shareholders of the Company held on October 26, 2000, and

          (iv) one copy of any other documents that are incorporated by reference into such preliminary short-form prospectus or short-form prospectus and are not required to be provided under
                (i) to (iii) above; or

     (b) at any other time, one copy of any document referred to in (i), (ii) and (iii) of (a) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Common Shares, options to purchase Common Shares and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its Annual Meeting of Shareholders held on October 26, 2000. Additional financial information is provided in the Company's consolidated financial statements for the year ended June 30, 2000.